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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g)
                    of the Securities Exchange Act of 1934 or
                    Suspension of Duty to File Reports Under
                          Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934.

                         Commission File Number: 014612

                               Wayne Bancorp, Inc.
                               -------------------
             (Exact name of registrant as specified in its charter)

           112 West Liberty Street, Wooster, Ohio 44691 (330) 264-1222
           -----------------------------------------------------------
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)


                   Common Stock, $1.00 stated value per share
           -----------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                      None
           -----------------------------------------------------------
           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    [x]         Rule 12h-3(b)(1)(ii)       [ ]
         Rule 12g-4(a)(1)(ii)   [ ]         Rule 12h-3(b)(2)(i)        [ ]
         Rule 12g-4(a)(2)(i)    [ ]         Rule 12h-3(b)(2)(ii)       [ ]
         Rule 12g-4(a)(2)(ii)   [ ]         Rule 15d-6                 [ ]
         Rule 12h-3(b)(1)(i)    [x]

         Approximate number of holders of record as of the certification or notice date: None

         National City Corporation is filing this Form 15 on behalf of Wayne Bancorp, Inc. as successor by merger.

         Pursuant to the requirements of the Securities Exchange Act of 1934, National City Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                        National City Corporation

Date: October 5, 2004                   By: /s/ David L. Zoeller
                                            ------------------------------
                                             David L. Zoeller
                                             Executive Vice President and
                                             General Counsel